As filed with the Securities and Exchange Commission on November 24, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SONIC SOLUTIONS
(Name of Subject Company (Issuer))

Options to Purchase Shares of Common Stock, No Par Value
(Title of Class of Securities)

835460106
(CUSIP Number of Class of Securities of Underlying Common Stock)

Paul Norris
Executive Vice President, Interim CFO, and General Counsel
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945
(415) 893-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James R. Tanenbaum, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104-0185
Telephone: (212) 468-8000
Facsimile: (212) 468-7900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$212,319	$8.28

*
Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,934,008 shares of common stock, no par value per share, of Sonic Solutions, will be purchased pursuant to this offer for an aggregate of $212,319 in cash. The actual transaction value will be based on the number of options tendered, if any. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that options to acquire an aggregate of 3,934,008 shares of common stock are purchased at the purchase price applicable to each option under the terms of the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the estimated transaction value.

☐☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check	T appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption “Summary of Offer” in the Offer to Purchase Outstanding Options To Purchase Common Stock for Cash, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Purchase”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and address. The name of the issuer is Sonic Solutions, a California corporation (the “Company”). The address of the Company’s principal executive office is 101 Rowland Way, Suite 110, Novato, California 94945. The telephone number of the Company’ principal executive office is (415) 893-8000.

(b) Securities. The information set forth in the Offer to Purchase under the caption “Summary of Terms” and under the caption “The Offer” in Section 8 entitled “Source and Amount of Consideration; Terms of Plans” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the Offer to Purchase under the caption “The Offer” in Section 7 entitled “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a) Name and address. The Company is the filing person. The Company’s business address and business telephone number are set forth under Item 2(a) above. The information set forth in the Offer to Purchase under the caption “The Offer” in Section 9 entitled “Information Concerning Sonic” and Section 10 entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material terms. The information set forth in the Offer to Purchase under the caption “Summary of Terms” and under the caption “The Offer” in the sections entitled “Material Terms; No Other Rights; Additional Considerations,” “Source and Amount of Consideration; Terms of Plans,” “Procedures for Tendering Options,” “Withdrawal Rights,” “Extension of the Offer; Termination; Amendment,” “Accounting Consequences” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference. Appendices A – F to the Offer to Purchase, A Guide to Issues in Canada, A Guide to Issues in China, A Guide to Issues in France, A Guide to Issues in Germany and A Guide to Issues in the United Kingdom, are also incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under the caption “The Offer” in Section 10 entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Option; Material Agreements with Directors and Officers” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the caption “The Offer” in the sections entitled “Procedures for Tendering Options” and “Interests of Directors and Officers; Transactions and Arrangements concerning the Options; Material Agreements with Directors and Officers” is incorporated herein by reference. The Company’s 2000 Stock Option Plan is filed as an exhibit to the Company’s Definitive Proxy Statement for the fiscal year ended March 31, 2000, filed with the SEC on July 31, 2000 and is incorporated herein by reference. The Company’s 2004 Stock Option Plan is filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 11, 2004 and is incorporated herein by reference. The Company’s 2004 Equity Compensation Plan is filed as an exhibit to the Company’s Form 8-K filed with the SEC on September 13, 2004 and is incorporated herein by reference. The Company’s 2005 Stock Incentive Plan (Non-U.S. Employees) is filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005, filed with the SEC on June 29, 2005 and is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the caption “Summary of Terms” and under the caption “The Offer” in Section 2 entitled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in the Offer to Purchase under the caption “Summary of Terms” is incorporated herein by reference.

(c) Plans. Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of funds. The information set forth in the Offer to Purchase under the caption “The Offer” in Section 8 entitled “Source and Amount of Consideration; Terms of Plans” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership. The information set forth in the Offer to Purchase under the caption “The Offer” in Section 10 entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the caption “The Offer” in Section 10 entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial information. No applicable.

(b) Pro forma financial information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Purchase under the caption “The Offer” in the sections entitled “Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers,” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other material information. Not applicable.

SCHEDULE TO

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Purchase Outstanding Options to Purchase Common Stock for Cash

99.(a)(1)(B)	Form of Commencement Notice.

99.(a)(1)(C)	Form of email containing personalized Election Form.

99.(a)(1)(D)	Form of personalized Election Form.

99.(a)(1)(E)	Form of Election Confirmation Statement.

99.(a)(1)(F)	Form of Final Election Confirmation Statement: Accepted Offer.

99.(a)(1)(G)	Form of Final Election Confirmation Statement: Rejected Offer.

99.(a)(1)(H)	Form of Election Reminder Notice

99.(a)(1)(I)	Sonic Solution’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, filed with the SEC on June 23, 2008, and incorporated herein by reference.

99.(a)(1)(J)	Sonic Solution’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 11, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Sonic Solution’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the SEC on November 10, 2008 and incorporated herein by reference.

99.(a)(1)(L)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on July 3, 2008 and incorporated herein by reference.

99.(a)(1)(M)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on August 18, 2008 and incorporated herein by reference.

99.(a)(1)(N)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on September 30, 2008 and incorporated herein by reference.

99.(a)(1)(O)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on October 31, 2008 and incorporated herein by reference.

99.(a)(1)(P)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on November 12, 2008 and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	Sonic Solutions 2000 Stock Option Plan filed as an exhibit to the Company’s Definitive Proxy Statement for the fiscal year ended March 31, 2000, filed with the SEC on July 31, 2000, and incorporated herein by reference.

99.(d)(1)(B)	Sonic Solutions 2004 Stock Option Plan filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 11, 2004, and incorporated herein by reference.

99.(d)(1)(C)	Sonic Solutions 2004 Equity Compensation Plan filed as an exhibit to the Company’s Form 8-K filed with the SEC on September 13, 2004, and incorporated herein by reference.

99.(d)(1)(D)	Sonic Solutions 2005 Stock Incentive Plan (Non-U.S. Employees) filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the quarter ended March 31, 2005, filed with the SEC on June 25, 2005, and incorporated herein by reference.

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2008.	SONIC SOLUTIONS

	By:	/s/ David S. Habiger
Name: David S. Habiger
Title: President and Chief Executive Officer

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Purchase Outstanding Options to Purchase Common Stock for Cash

99.(a)(1)(B)	Form of Commencement Notice.

99.(a)(1)(C)	Form of email containing personalized Election Form.

99.(a)(1)(D)	Form of personalized Election Form.

99.(a)(1)(E)	Form of Election Confirmation Statement.

99.(a)(1)(F)	Form of Final Election Confirmation Statement: Accepted Offer.

99.(a)(1)(G)	Form of Final Election Confirmation Statement: Rejected Offer.

99.(a)(1)(H)	Form of Election Reminder Notice

99.(a)(1)(I)	Sonic Solution’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, filed with the SEC on June 23, 2008, and incorporated herein by reference.

99.(a)(1)(J)	Sonic Solution’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 11, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Sonic Solution’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the SEC on November 10, 2008 and incorporated herein by reference.

99.(a)(1)(L)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on July 3, 2008 and incorporated herein by reference.

99.(a)(1)(M)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on August 18, 2008 and incorporated herein by reference.

99.(a)(1)(N)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on September 30, 2008 and incorporated herein by reference.

99.(a)(1)(O)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on October 31, 2008 and incorporated herein by reference.

99.(a)(1)(P)
Sonic Solution’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on November 12, 2008 and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	Sonic Solutions 2000 Stock Option Plan filed as an exhibit to the Company’s Definitive Proxy Statement for the fiscal year ended March 31, 2000, filed with the SEC on July 31, 2000, and incorporated herein by reference.

99.(d)(1)(B)	Sonic Solutions 2004 Stock Option Plan filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 11, 2004, and incorporated herein by reference.

99.(d)(1)(C)	Sonic Solutions 2004 Equity Compensation Plan filed as an exhibit to the Company’s Form 8-K filed with the SEC on September 13, 2004, and incorporated herein by reference.

99.(d)(1)(D)	Sonic Solutions 2005 Stock Incentive Plan (Non-U.S. Employees) filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the quarter ended March 31, 2005, filed with the SEC on June 25, 2005, and incorporated herein by reference.

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.